UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of August 2021

Commission File Number: 001-15102

Embraer S.A.

Avenida Dra. Ruth Cardoso, 8501, 30th floor (part),

Pinheiros, São Paulo, SP, 05425-070, Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

EMBRAER S.A.

PUBLICLY-HELD COMPANY

CNPJ/ME Nº 07.689.002/0001-89

NIRE 35.300.325.761

Second Call Notice

We invite the shareholders of Embraer S.A. (“Company”) to attend, on second call, an Extraordinary General Shareholders’ Meeting to be held on September 1st, 2021, at 11:00 am, exclusively by digital means, as detailed below, to be deemed as having been held, for purposes of CVM Instruction No. 622/20, at the Company’s headquarters, in the city of São José dos Campos, State of São Paulo, at Avenida Brigadeiro Faria Lima, 2,170, Building F-100, to resolve on the following agenda, as detailed in the Manual and Management Proposal for the Extraordinary General Shareholders’ Meeting:

1. To resolve on the amendment to the Bylaws in order to insert a transitional provision to:

(a) only for the 2021/2023 biennium, provide that the Company’s Board of Directors shall have 10 effective members elected in accordance with paragraph 3 of Section 27 of the Bylaws (in addition to the provisions contained in paragraphs 1 and 2 of such Section); and

(b) authorize the election of 2 additional effective members of the Board of Directors, exceptionally, on an individual basis and not through the slate system provided for in Section 31 of the Company’s Bylaws;

2. Elect the 2 effective members of the Board of Directors, in the event the amendment to the Bylaws mentioned in item 1 above is approved.

Pursuant to paragraph 6 of Section 124 and to paragraph 3 of Section 135 of Law No. 6,404/76, the documents that are the subject matter of the resolutions of the Meeting hereby called, including those mentioned in Section 11 of CVM Instruction No. 481/09, are available to the shareholders at the Company’s headquarters and on the Internet at the websites of the Company (ri.embraer.com.br), of the Brazilian Securities Commission (Comissão de Valores Mobiliários – CVM) (www.cvm.gov.br) and of the Brazilian Stock Exchange (B3 S.A. – Brasil, Bolsa, Balcão) (www.b3.com.br).

General Instructions:

a)	Shareholders shall participate in the Meeting through the electronic remote participation system provided by the Company.

b)

To participate in the Meeting in person or by proxy, we request that you present to the Company, at least 48 hours prior to the date of the Meeting, the following documents: (i) power of attorney with special powers for representation at the Meeting, in the case of a proxy; (ii) for shareholders with shares held in deposit in the fungible custody of shares, a statement provided by the custodian institution confirming their respective shareholdings; and (iii) evidence that such shareholder qualifies as a Brazilian Shareholder or a Foreign Shareholder, as provided for in Section 20 of the Company’s Bylaws. For purposes of verifying the limit of votes that may be cast at the Meeting, you shall also inform the Company, at least 48 hours before the Meeting, whether you belong to a Shareholder Group (as such term is defined in Section 12 of the Company’s Bylaws).

c)	The documents mentioned in item “b” above must be sent to the attention of the Investor Relations Department, to the address investor.relations@embraer.com.br

Additional Information regarding participation in the Meeting:

ELECTRONIC PARTICIPATION SYSTEM: The Shareholders who choose to participate in the Meeting through an electronic remote participation system shall do so using the Microsoft Teams electronic platform and the guidelines and data for connection in the electronic environment shall be sent to the Shareholders or, if applicable, their legal representatives or proxies, who express their interest in participating in the Meeting through an e-mail to investor.relations@embraer.com.br, by August 30, 2021, which shall also include the documents required for such Shareholder’s participation in the Meeting as detailed in the Management Proposal.

The electronic participation system to be made available by the Company shall enable the Shareholders registered within the aforementioned period to make statements and vote at the Meeting without being physically present, as provided by CVM Instruction No. 622/20.

The detailed rules and guidelines, as well as the procedures and additional information for the Shareholder’s participation in the Meeting by means of the electronic participation system are contained in the Management Proposal available on the internet at the Company’s Investor Relations (ri.embraer.com.br), the Brazilian Securities Commission (Comissão de Valores Mobiliários – CVM) (www.cvm.gov.br) and the Brazilian Stock Exchange (B3 S.A. – Brasil, Bolsa, Balcão) (www.b3.com.br) websites.

DISTANCE VOTING BALLOT: Distance voting ballots sent by shareholders on the Meeting’s first call shall be deemed valid for the second call, in accordance with Section 21-X, sole paragraph, of CVM Instruction No. 481/07.

Any questions regarding this Call Notice may be submitted to the Company’s Investor Relations Department, at investor.relations@embraer.com.br.

São José dos Campos, August 17, 2021.

Alexandre Gonçalves Silva

Chairman of the Board of Directors

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 18, 2021

Embraer S.A.

By:
/s/ Antonio Carlos Garcia
	Name:	Antonio Carlos Garcia
	Title:	Executive Vice President of Finance and Investor Relations